

March 25, 2011

via U.S. mail and facsimile

Andrea Jung, Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, NY 10105-0196

      RE: **Avon Products, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 24, 2011
                File No 1-04881

Dear Ms. Jung:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Selected Financial Data, page 19

1. We note your restructuring charges presented for fiscal years 2006 through 2009 do not reconcile back to the amounts presented on page 19 of your 2009 Form 10-K. Please advise.

Non-GAAP Financial Measures, page 24

2. In future filings please provide a more specific explanation of why you consider it meaningful to back out restructuring charges in your non-GAAP measures.

Explain how backing out these specific, recurring costs provides useful information to investors regarding your operations.

Results of Continuing Operations, page 28

3. You state on page F-16 the increase in your valuation allowance was mainly due to several of your foreign entities continuing to incur losses during 2010. It is unclear to us whether this disclosure is related to the operating loss for your China segment or other foreign entities. Please tell us which of your foreign entities incurred losses, including the amount of the loss and whether you considered this information relevant to your discussion of results of operations.

China – 2010 Compared to 2009, page 39

4. You disclose the unfavorable change in operating margin in 2010 was primarily driven by significantly lower revenues. In future filings, please expand this discussion to address the change in operating margin and how costs and the relationship of costs to sales were affected by the challenges in your complex hybrid business model and other underlying factors. Refer to Section 501.04 of the Financial Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief